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September 12, 2005

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW, Stop 4-5
Washington, DC   20549
USA

ATTENTION:  JILL S. DAVIS, BRANCH CHIEF

Dear Sirs and/or Mesdames:

RE:      Teck Cominco Limited
         Forms 40-F and 40-F/A1 for Fiscal Year Ended December 31, 2004 Filed March 31, 2005 and April 1, 2005
         File No. 1-13184
         --------------------------------------------------------------

Thank you for your comment letter dated August 1, 2005 with respect to the above noted filing. We have carefully considered your comments and have attempted to address them in detail below. The headings and numbered responses set out below correspond to the headings and numbered comments in your letter. Our responses to your comments are as follows:

FORM 40-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
CONSOLIDATED STATEMENTS OF CASH FLOW

1.       SEC Comment

"We note in your reconciliation of net earnings to net cash provided by operating activities that you present two subtotals of net earnings and various charges and credits above total net cash provided by operating activities. We note the Illustrative example in CICA 1540, and that the subtotal presented does not include net income; rather the presentation only includes "items not affecting cash." Support your disclosure of these subtotals under Canadian GAAP as there does not appear to be a provision within CICA 1540 for this presentation."

     Response

     As you have observed, our reconciliation of net earnings to cash flow from operating activities provides a subtotal before changes to non-cash working capital items. We agree that this format differs from the illustrative example in section 1540 of the CICA handbook, which does not provide such a subtotal. We note, however, that in the preamble to the example, the CICA handbook states that "Other formats or levels of detail may be appropriate in other circumstances." The formats presented in the handbook are not requirements, but are used for illustration only.


                              TECK COMINCO LIMITED
                 600-200 BURRARD STREET, VANCOUVER, B.C. V6C 3L9
                 TEL: (604) 687-1117         FAX: (604) 687-6100

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     We believe the format that we have followed is appropriate. This format provides useful information to the reader by presenting the operating cash flow figures both before and after changes to non-cash working capital items such as receivables and inventory.

     Our review of other Canadian companies' presentation of cash flow from operating activities indicates that many companies, particularly those in the resource sector, have followed this format.

     We propose in the future to include a comment in our U.S. GAAP reconciliation note pointing out that the disclosure of this subtotal amount is not in conformity with U.S. GAAP, substantially as follows:

     "Under U.S. GAAP, cash flow from operations must be presented as the amount calculated after taking into effect the changes in non-cash working capital items. The disclosure of a subtotal referring to the amount of cash flow from operations before changes to working capital items is not permitted."

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES
DERIVATIVES AND HEDGING ACTIVITIES

2.   SEC Comment

"Please expand on your disclosure to identify the line items in which you report the fair values and the unrealized gains and losses of your derivative instruments in the financial statements."

     Response

     In 2004, the fair values of derivative instruments which did not qualify for hedge accounting were reported in accounts receivable or accrued liabilities, as appropriate, and unrealized gains and losses were included in miscellaneous expense as a component of Other Income (Expense).

     The amounts in question were unrealized losses on copper forward sales contracts of $8.5 million offset by $4.3 million of gains on certain forward purchase commitments of zinc. In both cases these commitments did not qualify for hedge accounting. The net amount of $4.2 million was not presented as a separate line item as it was not material. This amount was included in miscellaneous expense of $7 million in Note 14.

     In the first two quarters of 2005, these mark-to-market gains and losses have been disclosed as a "non-hedge derivative losses" in a separate line item under Note 4 (entitled Other Income and Expense) of the interim financial statements. A copy of the note is attached for your information as Appendix A to this letter. We intend to continue with this disclosure in our quarterly and annual reports.

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We also propose to expand the disclosure on this item in our notes to the financial statements at the year-end, under the heading "Significant Accounting Policies", substantially as follows:

     "The fair values of the derivative instruments that do not qualify for hedge accounting are included in current receivables or current liabilities and the mark-to-market gains and losses are charged to earnings under the line item entitled Other Income and Expense."

PROPERTY, PLANT AND EQUIPMENT
(II)  MINERAL PROPERTIES AND DEFERRED COSTS

3.   SEC Comment

"We understand that you defer certain costs when they relate to specific properties for which economically recoverable reserves as shown by an economic study are believed to exist. Please tell us the nature of these costs, how you determine the amount to defer, and the amount deferred as of each balance sheet date. Please refer to the disclosure guidance included in the Appendix attached to the minutes of the November 25, 2002 AICPA SEC Regulations Committee's International Practices Task Force located at the AICPA website:
HTTP://WWW.AICPA.ORG/DOWNLOAD/BELT/2002_11_25.PDF and EITF 04-06 for US GAAP."

     Response

     We have reviewed the accounting and disclosure guidance included in the Appendix attached to the Minutes of the November 25, 2002 AICPA SEC Regulations Committee's International Practices Task Force, and noted the guidance with respect to reserves, acquisition costs and deferred costs. We have also reviewed EITF 04-06 for US GAAP.

     The deferred costs included in Mineral Properties in Note 6 to the 2004 financial statements consist of the following items:

         1)   costs of land purchases (overlying surface rights);

         2)   acquisition costs for mineral properties;

         3) fixed assets associated with dormant properties and certain non-operating assets;

         4)   construction in progress costs; and

         5)   miscellaneous deferred costs.

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     A breakdown of these costs in tabular form is as follows:

                                                                 DECEMBER 31
                                                              2004        2003
                                                              ----        ----
                                                                 ($ million)

         Acquisition costs of mineral properties                44          64


         Land purchases (overlying surface rights)              12          12


         Fixed assets
                  Offices and research facilities                9           9
                  Equipment salvage values                      11          25
                                                                --         ---
                                                                20          34

         Miscellaneous deferred costs                            3           8

         Construction in Progress
                  Pend Oreille Mine                              -         116
                                                                --         ---
                                                                79         234
                                                                --         ---


     The development costs of the Pend Oreille mine, which were included in Mineral Properties in 2003, were transferred to Mines and Processing Facilities in 2004 when the property went into production.

     The amounts deferred in respect of acquisition costs are based on the actual costs of the relevant properties, provided that these amounts are judged to be recoverable either on a sale of the relevant property or through its future development. The company regularly assesses all fixed assets, including mineral properties, for impairment conditions which might indicate that their carrying value is not recoverable.

     Where exploration is conducted on a property where economically recoverable reserves as shown by an economic study are believed to exist, we defer those expenditures incurred to advance the relevant property and prove up additional reserves. Amounts to be deferred in respect of exploration expenditures are determined by reference to the relevant economic study, although there are no such costs currently deferred. In 2004, $42 million of exploration expenditures on properties where economically recoverable reserves are not believed to exist were expensed.

     The Mineral Properties line item does not include deferred stripping costs. Included in the Mines and Processing Facilities balances of $6,118 million and $6,110 million for 2004 and 2003 respectively were deferred stripping costs relating to coal mines of $17 million and $11 million respectively. These costs have not been separately identified on the grounds of immateriality.

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NOTE 15. INCOME AND RESOURCE TAXES
(C) TEMPORARY DIFFERENCES GIVING RISE TO FUTURE INCOME TAX ASSETS AND
LIABILITIES

4.   SEC Comment

"Please describe to us, in detail, the nature of the "timing of partnership items" line item included in the tabular presentation of your future tax liability."

     Response

     Under Canadian tax laws income earned in a partnership is taxable in the hands of each partner in the taxation year of that partner in which the fiscal year-end of the partnership falls. This situation can give rise to a timing difference and a provision for future income taxes.

     The company consolidates the earnings of Highland Valley Copper Partnership ("HVC"), which has a January 3 year-end, and Elk Valley Coal Partnership ("EVCP"), which has a January 31 year-end. The company's portion of earnings from these two partnerships in 2004 will be included in the company's taxable income in 2005. The amount of deferred taxes shown in the note relates to these two partnerships, with $228 million in respect of HVC and $45 million in respect of EVCP.

NOTE 18. COMMITMENTS AND CONTINGENCIES
(A) DERIVATIVES AND FINANCIAL INSTRUMENTS
FOOTNOTE (A)

5.   SEC Comment

"Please expand your disclosure to include the fair value of your zinc and lead forward purchase commitments and explain to us why the related amounts have been excluded from your tabular presentation."

     Response

     The fair value of the zinc and lead forward purchase commitments at December 31, 2004 was $9 million; of which $4 million of mark-to-market gains were taken into earnings for contracts that did not qualify for hedge accounting.

     These amounts were excluded from the tabular presentation because the commercial purpose of these contracts was different from that of the derivative hedge instruments presented in the table. These contracts were entered into to match fixed price future sales contracts for refined metals produced by the company's refinery operations. Any gains and losses on the forward purchase derivative instruments will be offset by corresponding gains and losses on fixed price forward sales commitments to customers. In contrast, derivative instruments presented in the table represent the company's hedging activities with respect to future mine production and power sales. Gains and losses on these instruments are intended to reduce the company's exposure to changes in future spot prices for the relevant commodities.

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     In future, we propose to present the quantities and amounts of these forward purchase derivative instruments together with the other derivative hedge instruments in the table, and expand our disclosure on these fixed forward purchase commitments by presenting the mark-to-market value and a footnote substantially as follows:

     "From time to time, certain customers request to purchase refined zinc and lead at fixed forward prices from the company's smelter and refinery operations. The forward purchase commitments for zinc and lead are matched to the fixed price sales commitments to customers. Any gains or losses from these forward purchase commitments will be offset by similar gains or losses on the fixed price sales commitments."

FOOTNOTE (C)

6.   SEC Comment

"Please expand on your disclosure to clearly explain why you are unable to apply hedge accounting to the copper forward sales contracts."

     Response

     The company sells copper concentrates to its customers at prices based on the monthly averages of quoted prices for the contained metals. From time to time, in order to reduce its exposure to copper price fluctuations, the company enters into fixed-price forward sales contracts. Copper concentrates also contain other metals such as silver and gold. In periods when copper prices remain relatively unchanged, a change in value in the precious metals content can form a large proportion of the change in the value of the concentrate. While the copper forward sales contracts constitute an effective economic hedge for the copper content, when matched against the potential change in value of the concentrates, the arrangements are not sufficiently effective to meet the criteria for hedge accounting.

     We propose to expand our disclosure in the footnote to explain why copper forward sales do not qualify for hedge accounting, substantially as follows:

     "Copper forward sales contracts do not qualify for hedge accounting because when matched against the potential change in value of the concentrates, hedging only the copper content in the copper concentrates may not result in a sufficiently effective hedge against the value of the concentrates sold to customers."

NOTE 20. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE
UNITED STATES
(G) DERIVATIVE INSTRUMENTS

7.   SEC Comment

"We understand from your disclosure that there are various components that attribute to the reconciling difference for derivative instruments between Canadian GAAP and US GAAP. Please expand on your disclosure to explain the nature of and quantify these components."

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Response

     You are correct that various components contribute to the reconciling difference for derivative instruments for U.S. GAAP and Canadian GAAP. The derivative instruments referred to in the U.S. GAAP reconciliation note are the embedded derivative in the exchangeable debentures due in 2021, and the forward sales derivative instruments for copper, gold, power and U.S. dollars.

     The company's exchangeable debentures due 2021 include an option to settle the debt with Inco shares. Under U.S. GAAP, this option constitutes an embedded derivative which must be accounted for as a separate instrument. The Canadian GAAP rules applicable to embedded derivatives were not effective as at December 31, 2004.

     Under Canadian GAAP, derivative instruments to which hedge accounting is applied are shown off-balance sheet. Realized gains and losses are recorded in income. Non-hedge derivative instruments must be recorded on the balance sheet with mark-to-market gains or losses recorded in other income.

     For Canadian GAAP purposes, the company applies hedge accounting to all forward sales derivative instruments except for forward copper sales contracts. Consequently, only mark-to-market gains or losses on copper forward sales contracts are recorded in income under Canadian GAAP.

     Under U.S. GAAP, all derivative instruments are recorded on the balance sheet with mark-to-market gains or losses either recorded in income or comprehensive income depending on the type of hedging relationship. Gains or losses on non-hedge derivatives are recorded in other income. As at December 31, 2004, the concept of comprehensive income did not exist under Canadian GAAP.

     For U.S. GAAP purposes, hedge accounting has been applied only to certain forward sales derivatives instruments which qualify as cash flow hedges. This results in the mark-to-market gains and losses on those cash flow hedges being recorded in comprehensive income until the derivatives are settled. As discussed above, no such treatment exists under Canadian GAAP.

     The disclosed net earnings adjustment of $77 million in 2004 relates to mark-to-market adjustments of $96 million on the embedded derivative in the exchangeable debentures offset by a mark-to-market gain calculated at $19 million on the forward sales derivative instruments that did not qualify for hedge accounting under U.S. GAAP. The net earnings adjustment of $46 million in 2003 comprised a mark-to-market loss on the embedded derivative of the exchangeable debentures calculated at $99 million offset by a mark-to-market gain calculated at $145 million on the forward sales derivative instruments that did not qualify for hedge accounting under U.S. GAAP. Both of the comprehensive income adjustments for derivative instruments, $33 million in 2004 and $31 million in 2003, pertain to forward sales contracts that qualified as cash flow hedges for hedge accounting under U.S. GAAP. All numbers in this paragraph are before tax.

     A review of the U.S. GAAP reconciliation note conducted by the company has revealed that there were errors in the adjustments reconciling earnings reported under Canadian GAAP to

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     earnings reported under U.S. GAAP. The major items relate to the mark-to-market values of derivative instruments and the tax rates applied to mark-to-market gains.

     The net effect of adjustments for 2004 would result in a decrease in net earnings (after tax) reported under U.S. GAAP of $4 million to $603 million, and a decrease in comprehensive income of $6 million to $537 million. Similar adjustments in 2003 would result in an increase in net earnings reported under U.S. GAAP of $11 million to $198 million, and a decrease in comprehensive income of $14 million to $117 million.

     These adjustments have been considered by management and the company's Audit Committee in consultation with the company's Auditor. The net effect of the 2004 items was considered to be not significant. While the 2003 items were larger as a proportion of then-current net earnings, these were also regarded as not significant for a number of reasons. The adjustments to net earnings and comprehensive income relate primarily to mark-to-market adjustments which fluctuate on a daily basis, and which a reasonable user of the financial statements would adjust to current values. These adjustments relate solely to the U.S. GAAP reconciliation note disclosure and have no effect on earnings reported under Canadian GAAP. In addition, the company's financial position and results have changed substantially since 2003. 2004 net earnings under Canadian GAAP were $617 million in comparison to $134 million (as restated) in 2003. Net earnings for the first six months of 2005 were $430 million. Taking into account all the circumstances, the company considered that the adjustments were not significant and did not require a restatement of the financial statements.

     In future, we propose to expand our disclosure by itemizing line-by-line any mark-to-market adjustments, clarifying the reasons therefor and specifying which derivative instruments they pertain to.

CLOSING COMMENTS

We acknowledge that:

     - the company is responsible for the adequacy and accuracy of the disclosure in the filings;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities Laws of the United States.

If there are further questions in connection with the foregoing responses, you may contact the undersigned at (604) 687-1117.

Yours truly,




John G. Taylor
Senior Vice President, Finance and Chief Financial Officer


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September 12, 2005                                                   Page 9 of 9
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APPENDIX A


2Q NEWS RELEASE

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------


4.   OTHER INCOME (EXPENSE)

                                                                  THREE MONTHS ENDED       SIX MONTHS ENDED
                                                                        JUNE 30                 JUNE 30
     (IN MILLIONS OF DOLLARS)                                        2005     2004           2005     2004
     ------------------------------------------------------------------------------------------------------

     Income from Fording Canadian Coal Trust                         $ 11     $  4           $ 18     $  5
     Gain on sale of investments and assets                            13        -             33        7
     Interest and investment income                                    10        3             18        4
     Insurance proceeds                                                 5        9             21        9
     Non-hedge derivative losses                                       (4)       -            (15)       -
     Asset retirement obligation expense for closed properties         (2)       -             (4)       -
     Minority interests                                                (4)      (2)            (7)      (3)
     Foreign exchange gain (losses)                                    (4)       2             (2)       3
     Miscellaneous income (expense)                                    (6)      (4)           (12)     (10)

     ------------------------------------------------------------------------------------------------------
                                                                     $ 19     $ 12           $ 50     $ 15
     ======================================================================================================